CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends

UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2012		2011		2010		2009		2008
Earnings from continuing operations	$163,648		$195,848		$255,391		$106,307		$102,141
Equity (income) loss and dividends from investees	—		(3,385)		(38,849)		19,023		10,648
Income tax expense	65,327		102,897		142,498		9,579		18,457
Earnings from continuing operations before income taxes	$228,975		$295,360		$359,040		$134,909		$131,246
Fixed charges:
Interest	$83,064		$69,428		$97,325		$75,331		$69,800
Amortization of debt expense, premium, net	3,156		3,017		3,014		1,897		2,242
Portion of rentals representative of an interest factor	489		494		431		536		523
Interest of capitalized lease	1,618		1,787		3,972		1,545		—
Total fixed charges	$88,327		$74,726		$104,742		$79,309		$72,565
Earnings from continuing operations before income taxes	$228,975		$295,360		$359,040		$134,909		$131,246
Plus: total fixed charges from above	88,327		74,726		104,742		79,309		72,565
Plus: amortization of capitalized interest	511		545		545		407		407
Earnings from continuing operations before income taxes and fixed charges	$317,813		$370,631		$464,327		$214,625		$204,218
Ratio of earnings to fixed charges	3.60	x	4.96	x	4.43	x	2.71	x	2.81	x
Total fixed charges from above	$88,327		$74,726		$104,742		$79,309		$72,565
Preferred stock dividends	—		40		72		50		55
Total fixed charges and preferred stock dividends	$88,327		$74,766		$104,814		$79,359		$72,620
Ratio of earnings to combined fixed charges and preferred stock dividends	3.60	x	4.96	x	4.43	x	2.70	x	2.81	x